Via EDGAR

United States Securities and Exchange Commission

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:                            Cubist Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-36151

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to your letter dated April 28, 2014, containing comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with regards to the Company’s Form 10-K for the year ended December 31, 2013, filed with the Commission on February 25, 2014 (“2013 Form 10-K”).  Pursuant to the Company’s telephone call on May 1, 2014, with Ms. Kei Nakada, Staff Accountant, the Company requests additional time to respond fully to the Staff’s comment and anticipates submitting its response on or before May 23, 2014.

Sincerely,

/s/ Michael J. Tomsicek

Michael J. Tomsicek
Senior Vice President and Chief Financial Officer

cc:                                Michael W. Bonney, Chief Executive Officer

Thomas J. DesRosier, Executive Vice President, Chief Legal and Administrative Officer and Secretary